SECURITIES AND EXCHANGE COMMISSION          OMB APPROVAL
                              Washington, DC 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 1)



                               Edison Schools Inc.
-------------------------------------------------------------------------------
                                (Name of issuer)

                 Class A Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                    281033100
-------------------------------------------------------------------------------
                                 (CUSIP number)

                                December 31, 2000
-------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:
         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

                                       13G
CUSIP No. 281033100                                          Page 2 of 7 Pages

    1    NAME OF REPORTING PERSONS

         J.P. Morgan Chase & Co.
         (f/k/a J.P. Morgan & Co. Incorporated)

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         13-2625764

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) |X|

    3    SEC USE ONLY

    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

              NUMBER OF          5   SOLE VOTING POWER                 0 SHARES
                SHARES
             BENEFICIALLY        6   SHARED VOTING POWER       2,845,223 SHARES
               OWNED BY
                 EACH            7   SOLE DISPOSITIVE POWER            0 SHARES
              REPORTING
                PERSON           8   SHARED DISPOSITIVE POWER  2,845,223 SHARES
                 WITH

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,845,223 SHARES

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                               |_|



   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.5%

   12    TYPE OF REPORTING PERSON

         HC, CO



                                Page 2 of 7 Pages

                                       13G
CUSIP No. 281033100                                           Page 3 of 7 Pages

    1    NAME OF REPORTING PERSONS

         J.P. Morgan Capital Corporation

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         13-3610583

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) |X|

    3    SEC USE ONLY

    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

              NUMBER OF         5   SOLE VOTING POWER                  0 SHARES
                SHARES
             BENEFICIALLY       6   SHARED VOTING POWER        2,845,223 SHARES
               OWNED BY
                 EACH           7   SOLE DISPOSITIVE POWER             0 SHARES
              REPORTING
                PERSON          8   SHARED DISPOSITIVE POWER   2,845,223 SHARES
                 WITH

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,845,223 SHARES

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                           |_|



   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.5%

   12    TYPE OF REPORTING PERSON

         CO



                                Page 3 of 7 Pages

                                       13G
CUSIP No. 281033100                                           Page 4 of 7 Pages

    1    NAME OF REPORTING PERSONS

         J.P. Morgan SBIC LLC
         (f/k/a J.P. Morgan Investment Corporation)

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         51-0304608


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |X|

    3    SEC USE ONLY

    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

              NUMBER OF        5     SOLE VOTING POWER                 0 SHARES
                SHARES
             BENEFICIALLY      6     SHARED VOTING POWER       2,845,223 SHARES
               OWNED BY
                 EACH          7     SOLE DISPOSITIVE POWER            0 SHARES
              REPORTING
                PERSON         8     SHARED DISPOSITIVE POWER  2,845,223 SHARES
                 WITH

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,845,223 SHARES

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                           |_|



   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.5%

   12    TYPE OF REPORTING PERSON

         CO



                                Page 4 of 7 Pages

Item 1(a).        Name of Issuer:

                  Edison Schools Inc. (the "Company")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  521 Fifth Avenue, 15th Floor
                  New York, New York  10175

Item 2(a).        Name of Person Filing:

                  J.P. Morgan Chase & Co. (f/k/a J.P. Morgan & Co. Incorporated) J.P. Morgan Capital Corporation
                  J.P. Morgan SBIC LLC (f/k/a J.P. Morgan Investment
                   Corporation)

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  60 Wall Street
                  New York, New York  10260-0060

Item 2(c).        Citizenship:

                  Delaware

Item 2(d).        Title of Class of Securities:

                  Class A common stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  281033100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not applicable.

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                           2,845,223 shares. Includes 284,522 shares of class B common stock, par value $.01 per share, of the Company. Each share of class B common stock is convertible at any time, at the option of the holder, into one share of class A common stock. Does not include 3,194,027 shares of class A common stock and 1,166,047 shares of class B common stock pledged to Morgan Guaranty Trust Company of New York, an affiliate of the reporting persons.


                                Page 5 of 7 Pages

                  (b)      Percent of class:

                           6.5% - Percentage is based upon 43,986,359 shares of class A common stock outstanding.

                  (c)      Number  of   shares  as   to   which   the  reporting
                           persons have:

                           (i)      Sole power to vote or to direct the vote:
                                    0 shares

                           (ii)     Shared power to vote or to direct the vote:
                                    2,845,223 shares

                           (iii) Sole power to dispose or to direct the disposition of: 0 shares

                           (iv) Shared power to dispose or to direct the disposition of: 2,845,223 shares

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  An affiliate of the reporting persons has the right to receive dividends from, and the proceeds from the sale of, certain of the shares reported in this statement. Such interest relates to less than five percent of the class of securities reported in this statement.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


                  See Exhibit 1.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below each of the undersigned certifies that, to the best of each of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                Page 6 of 7 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.

Date:  February 14, 2001

                                   J.P. Morgan Chase & Co.
                                   (f/k/a J.P. Morgan & Co. Incorporated)


                                    By: /s/ Kathleen Juhase
                                        ------------------------------
                                        Name:   Kathleen Juhase
                                        Title:  Vice President and
                                                Assistant General Counsel


                                    J.P. Morgan Capital Corporation


                                    By: /s/ Howard Lask
                                        -------------------------------
                                        Name:   Howard Lask
                                        Title:  Vice President


                                    J.P. Morgan SBIC LLC
                                    (f/k/a J.P. Morgan Investment Corporation)


                                    By: /s/ Howard Lask
                                        --------------------------------
                                        Name:   Howard Lask
                                        Title:  Vice President


                               Page 7 of 7 Pages

                                    EXHIBIT 1


         The shares of Edison Schools Inc. reported herein are directly held by J.P. Morgan Investment Corporation, which is a directly held subsidiary of J.P. Morgan Capital Corporation, which is a directly held subsidiary of J.P. Morgan & Co. Incorporated.

         The undersigned hereby consent and agree to the joint filing on behalf of each of them of this Schedule 13G Amendment No. 1.

Date:  February 14, 2001


                                   J.P. Morgan Chase & Co.
                                   (f/k/a J.P. Morgan & Co. Incorporated)


                                    By: /s/ Kathleen Juhase
                                        ------------------------------
                                        Name:   Kathleen Juhase
                                        Title:  Vice President and
                                                Assistant General Counsel


                                    J.P. Morgan Capital Corporation


                                    By: /s/ Howard Lask
                                        -------------------------------
                                        Name:   Howard Lask
                                        Title:  Vice President


                                    J.P. Morgan SBIC LLC
                                    (f/k/a J.P. Morgan Investment Corporation)



                                    By: /s/ Howard Lask
                                        --------------------------------
                                        Name:   Howard Lask
                                        Title:  Vice President